Filed Pursuant To Rule 433
Registration No. 333-167132
June 18, 2010

To be distributed to investment
professionals via email
Conference Call:
Investing in Gold
Hear from Juan Carlos Artigas, Investment Research Manager, with World Gold Council, to find out how gold may serve as an effective portfolio diversifier to potentially reduce overall portfolio risk and, ultimately seek to, preserve portfolio wealth. Discover how easy it is to gain access to this asset class and learn more about:
•	Why gold is a compelling investment in this market

•	The strategic, tactical and practical drivers of gold as an asset class

•	Developments with respect to the current and future demand for gold
Participant Access Information
Date: Tuesday, June 29
Time: 4:15–5:00 pm EST
International direct dial-in number: +1 617 847.3007
US Dial-in number: 1 888 339.2688
Passcode: 85655767
Please note: Call will be conducted in Spanish.
About the Speaker
Juan Carlos Artigas
Investment Research Manager, WORLD GOLD COUNCIL
Juan Carlos Artigas is an Investment Research Manager for the World Gold Council in New York, where he is in charge of writing strategic and research notes that put gold in the context of global financial markets. He also regularly presents the strategic case for investing in gold to institutional and private investors.
He has over 5 years of experience in financial markets, having worked for JPMorgan Securities as a US and Emerging Markets strategist, where he led the Latin American sovereign debt and Mexico local market strategy effort. He holds a BS in Actuarial Sciences from ITAM (Mexico), and an MBA and MS in Statistics from the University of Chicago. He is currently working towards a PhD in Econometrics and Statistics from the same institution.

For Investment Professional use only. Not for use with the Public.
Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the Commodity Futures Trading Commission. Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.
“SPDR®” is a trademark of Standard & Poor’s Financial Services, LLC and has been licensed by use for the Sponsor. The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and SPDR Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR Gold Trust, or its affiliates, is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which the financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldsharese.com.
Not FDIC Insured – No Bank Guarantee – May Lose Value
IBG-2053
Exp. Date: 6/29/2010
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.